Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Three:
The Director M Outlook

Supplement dated August 25, 2025 to the product notice dated April 30, 2025
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: The Director M Outlook, First Horizon Director M Outlook, Director M Platinum Outlook, AmSouth Variable Annuity M Outlook, The Director M Select Outlook, Huntington Director M Outlook, Wells Fargo Director M Outlook, Classic Director M Outlook.
The following supplements and amends the above mentioned product notice. Please read this supplement and retain it for future reference. Special terms not defined in this supplement have the same meanings as in your product notice.
In Appendix A - Funds Available Under the Contract: current expenses for certain funds are updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.95%*
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.17%
AB VPS Relative Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.86%
Allspring VT Index Asset Allocation Fund - Class 2 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	1.01%*
Invesco V.I. Main Street Fund - Series II Adviser: Invesco Advisers, Inc.	1.11%
Putnam VT Diversified Income Fund - Class IB Adviser: Franklin Advisers, Inc. Subadviser: Putnam Investment Management, LLC and Franklin Templeton Investment Management Limited	1.07%*

HV-8189A